March 16, 2026

Hui Xu
Chief Executive Officer
Texxon Holding Ltd
703, Block A, 1799 Wuzhong Road
Minhang District
Shanghai, China, 200335

       Re: Texxon Holding Ltd
           Draft Registration Statement on Form F-1
           Submitted March 13, 2026
           CIK No. 0002014337
Dear Hui Xu:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Wei Wang